40-33 Rec'd 5/3/11

811-21080




11000232

UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

CHRISTOPHER BROWN, individually and on behalf of all others similarly situated, Plaintiff, v. JOHN P. CALAMOS, SR., Trustee of the Calamos Convertible Opportunities and Income Fund, WESTON W. MARSH, Trustee of the Calamos Convertible Opportunities and Income Fund, JOE F. HANAUER, former Trustee of the Calamos Convertible Opportunities and Income Fund, JOHN E. NEAL, Trustee of the Calamos Convertible Opportunities and Income Fund, WILLIAM R. RYBAK, Trustee of the Calamos Convertible Opportunities and Income Fund, STEPHEN B. TIMBERS, Trustee of the Calamos Convertible Opportunities and Income Fund, DAVID D. TRIPPLE, Trustee of the Calamos Convertible Opportunities and Income Fund, CALAMOS ADVISORS, LLC, an investment advisor and Delaware limited liability company, CALAMOS ASSET MANAGEMENT, INC, a Delaware corporation and publicly-held holding company, CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND, a Delaware statutory trust, and JOHN AND JANE DOES 1-100, Defendants.	Case No. 10-cv-6558 U.S. District Judge Elaine E. Bucklo Magistrate Judge Shelia M. Finnegan

NOTICE OF APPEAL

Notice is hereby given that Plaintiff Christopher Brown, individually and on behalf of all others similarly situated, hereby appeals to the United States Court of Appeals for the Seventh Circuit from the final judgment entered in this action on March 14, 2011, the denial of Plaintiffs' Motion for Remand on March 14, 2011, and the grant of Defendants' Joint Motion to Dismiss the Complaint on March 14, 2011.

Dated: April 4, 2011

Respectfully submitted:

By: /s/ Carol V. Gilden

Carol V. Gilden
Cohen Milstein Sellers & Toll PLLC
190 South LaSalle Street, Suite 1705
Chicago, Illinois 60603
t: (312) 357-0370
f: (312) 357-0369
cgilden@cohenmilstein.com

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005
t: 202.408.4600
f: 202.408.4699
stoll@cohenmilstein.com
jdevore@cohenmilstein.com
jkolsky@cohenmilstein.com

Lynn L. Sarko
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3052
t: (206) 623-1900
f: (206) 623-3384
lsarko@kellerrohrback.com

Gary Gotto
James A. Bloom
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012
t: (602) 248-0088
f: (602) 248-2822
ggotto@krplc.com
jbloom@krplc.com

CERTIFICATE OF SERVICE

I, Carol V. Gilden, hereby certify that on April 4, 2011, I caused to be filed the foregoing with the Clerk of the Court using the CM/ECF system, which sent notification of such filing to all counsel of record in this matter who are registered with the Court's ECF filing system.

/s/ Carol V. Gilden
Carol V. Gilden

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

May 2, 2011

Via Hand Delivery


RECEIVED
MAY 03 2011
OFFICE OF THE SECRETARY

Office of the Secretary
United States Securities and Exchange
Commission
100 F Street, NE
Washington, DC 20549

Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080) (the "Fund"), and the persons and entities listed on Appendix A to this letter (collectively the "Defendants"), we are filing, on a voluntary basis, the enclosed copy of the Plaintiff's Notice of Intent to Appeal in the case of Brown v. Calamos et al., case number 10-CV-06558, which was filed in the United States District Court for the Northern District of Illinois on April 4, 2011. Please note that this filing is not required by Section 33 of the Investment Company Act of 1940, which requires filing with the Commission of: (1) a copy of all pleadings, verdicts, or judgments filed with the court or served in connection with such action or claim, (2) a copy of any proposed settlement, compromise, or discontinuance of such action, and (3) a copy of such motions, transcripts, or other documents filed in or issued by the court or served in connection with such action or claim as may be requested in writing by the Commission. The Notice of Intent to Appeal falls within none of these categories, however, the Fund wishes to keep the Commission and its staff apprised of the status of the Brown case, and is making this filing voluntarily.

Please contact the undersigned at (202) 778-9220 if you have any questions regarding this filing.

Very truly yours,

Eric S. Purple

encl.

DC-9206230 v1

cc: J. Christopher Jackson, Calamos Advisers LLC
Paulita Pike, K&L Gates LLP
John Rotunno, K&L Gates LLP
Paul Walsen, K&L Gates LLP

K&L|GATES

Appendix A

Affiliated Persons of Calamos Opportunity and Income Fund (the "Fund") named as Defendants in Brown v. Calamos et al.:

- John P. Calamos Sr., Chairman of the Board of the Fund
- Weston W. Marsh, Independent Trustee of the Fund
- Joe F. Hannauer, Former Independent Trustee of the Fund
- John E. Neal, Independent Trustee of the Fund
- William R. Rybak, Independent Trustee of the Fund
- Stephen B. Timbers, Lead Independent Trustee of the Fund
- David D. Tripple, Independent Trustee of the Fund
- Calamos Advisors LLC, Investment Adviser to the Fund
- Calamos Asset Management, Inc., Indirect Parent Company of the Fund's Investment Adviser

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